08003579

Electric

July 1st, 2008

RECEIVED

2008 JUL -7 A 7:36

OFFICE OF INTERNATIONAL CORPORATE FINANCE

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

RE: Schneider Electric S.A.
Submission Pursuant to Rule 12g3-2(b)
File No. 82-3706

SUPPL

Dear Sir or Madam:

On behalf of Schneider Electric S.A. (the "Company"), we hereby submit, pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 (the "Exchange Act"), a brief description of the documentation which the Company has made public pursuant to French law, filed with a stock exchange (and which was made public by that stock exchange) or distributed to its securities holders:

Press releases:

- Schneider Electric strengthens its solutions capability for OEMs with the acquisition of RAM Industries (Annex 1),

Information published in the BALO:

- Turnover for the first quarter 2008, BALO n° 58 published on 12th May 2008 (no English translation available),

Miscellaneous:

- Presentation for the Shareholders' conference in Lille, June 10th, 2008 (no English translation available).

Pursuant to Rule 12g3-2(b)(4), these materials are not deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act. Furthermore, pursuant to Rule 12g3-2(b)(5), submission of these materials does not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned (collect) at 33.1.41.29.88.33 if you have any questions in respect of this matter. Finally, I would greatly appreciate your acknowledging receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, stamped envelope.

PROCESSED
JUL 08 2008
THOMSON REUTERS

Very truly yours,

Secretary of the Board
Philippe BOUGON

dlw 7/7

Merlin Gerin
Square D
Telemecanique

Schneider Electric SA
Société anonyme à directoire et conseil de surveillance au capital de 1 962 394 928 €
Siège social : 43-45, boulevard Franklin Roosevelt
F-92500 Rueil Malmaison - France
Tél. 33 (0)1 41 29 70 00
Fax 33 (0)1 41 29 71 00
http://www.schneider-electric.com

542 048 574 RCS Nanterre
Siret : 542 048 574 01775
N° ident TVA : FR 01 542 048 574

Schneider Electric

Press Release

Schneider Electric strengthens its solutions capability for OEMs with the acquisition of RAM Industries

Rueil Malmaison, France – June 10, 2008 – Schneider Electric has signed an agreement to acquire RAM Industries, a leading supplier of engineered control solutions.

RAM provides engineering, design and manufacturing expertise for control solutions to HVAC&R machine manufacturers (OEMs). RAM's offering helps OEMs improve their time to market, cost position and competitive advantage in energy efficient technologies. The company employs 750 people with approximately half of solutions used in Europe, South America and Asia.

With this acquisition, Schneider Electric's Automation business will strengthen its offering in the OEM market. It will also reinforce its presence in the dynamic energy efficiency segment.

Chris Curtis, President and Chief Executive Officer, Schneider Electric North American Operating Division, commented: *"This acquisition demonstrates our commitment to extend our offering in the OEMs segment, both in the US and abroad. The addition of RAM will accelerate our development as a total, global solutions' provider and extend our position as a leader in energy efficiency solutions and management."*

Jeff Graby, President and COO of RAM added: *"Becoming a part of Schneider Electric is an exciting development for our business. Schneider Electric's global sales force and strong distribution channel will enable us to deliver our world-class solutions to more customers throughout the world."*

RAM revenues have not been disclosed for confidentiality reasons and considering that their amount is not significant relative to the Group. This acquisition meets Schneider Electric's Return on Capital Employed criteria.

About RAM Industries LLC

Headquartered in Leesport, Pennsylvania, the company has provided customers with world-class quality solutions and services since 1969. It employs 750 people globally and has manufacturing facilities in Leesport (US), Monterrey (Mexico), Caxias du Sol (Brazil) and Wuxi (China).
www.ramusa.com

About Schneider Electric

Global specialist in energy management, Schneider Electric offers integrated solutions making energy safe, reliable, efficient and productive in the energy & infrastructure, industry, data centres & networks, buildings and residential markets. With sales of 17.3 billion euro in 2007, the company's 120,000 employees in 102 countries help individuals & organisations make the most of their energy.
www.schneider-electric.com

Investor Relations:
Schneider Electric
Alexandre Brunet

Phone: +33 (0)1 41 29 70 71
Fax: +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972

Media Contact:
Schneider Electric
Véronique Roquet Montegon

Phone: +33 (0)1 41 29 70 76
Fax: +33 (0)1 41 29 71 95

Media Contact:
DGM
Michel Calzaroni
Olivier Labesse
Phone: +33 (0)1 40 70 11 89
Fax: +33 (0)1 40 70 90 46

END